UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Houlihan Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__200 West Madison Street, Suite 2150__
(No. and Street)

__Chicago__	__IL__	__60606__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Sam Chaffee__	__216-273-3588__	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__LMHS, P.C.__
(Name – if individual, state last, first, and middle name)

__80 Washington Street, Bldg. S__	__Norwell__	__MA__	__02061__
(Address)	(City)	(State)	(Zip Code)

__February 24, 2009__	__3373__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Chaffee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Houlihan Capital, LLC _____, as of December 31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



HOULIHAN CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

HOULIHAN CAPITAL, LLC

TABLE OF CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Houlihan Capital, LLC
Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Houlihan Capital, LLC, as of December 31, 2025, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Houlihan Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Houlihan Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of Houlihan Capital, LLC's financial statements. The supplemental information is the responsibility of Houlihan Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Houlihan Capital, LLC's auditor since 2024.

Norwell, Massachusetts

March 30, 2026



Members of
AICPA®

_____
80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



A member of
mgi worldwide

HOULIHAN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	285,275
Accounts receivable, net		406,755
Other current assets		67,977
TOTAL CURRENT ASSETS		760,007
NON-CURRENT ASSETS		
Property and equipment		7,391
Right-of-use assets		136,016
TOTAL NON-CURRENT ASSETS		143,407
TOTAL ASSETS	$	903,414

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	16,089
Compensation payable		26,930
Current portion of lease liability		49,472
Due to related party		27,492
TOTAL CURRENT LIABILITIES		119,983
NON-CURRENT LIABILITY		
Long term portion of lease liability		86,544
TOTAL LIABILITIES		206,527
MEMBER'S EQUITY		696,887
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	903,414

The accompanying notes are an integral part of the financial statements.

<h1 style="text-align:center">HOULIHAN CAPITAL, LLC</h1>

<h2 style="text-align:center">STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2025</h2>

REVENUE:

Transaction opinions	$	1,572,500
M&A advisory		1,776,611
CFS fees		273,000
Reimbursed expenses		40,200
Bad debt recoveries		314,430
Other income		24,145
Total revenue		4,000,886

OPERATING EXPENSES:

Employee compensation and benefits	1,546,472
General and administrative	172,307
Occupancy and equipment	62,664
Professional fees and outside services	69,778
Communications	26,109
Depreciation	3,291
Total expenses	1,880,621

OPERATING INCOME	2,120,265

OTHER INCOME AND (EXPENSES):

Gain or (Loss) on Securities	(18,285)

NET INCOME	$	2,101,980

HOULIHAN CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

BALANCE, December 31, 2024	$	555,031
Net income		2,101,980
Distributions to member		(1,960,124)
BALANCE, December 31, 2025		**$696,887**

The accompanying notes are an integral part of the financial statements. 6

HOULIHAN CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITES:

Net Income	$	2,101,980
Noncash items included in Net Income:		
Depreciation		3,291
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivables		(370,255)
Increase in other assets		(14,609)
Increase in right-of-use assets		(136,016)
Decrease in accounts payable		(7,814)
Decrease in accrued expenses		(14,683)
Increase in compensation payable		8,019
Increase in intercompany payable		12,492
Net cash provided by operating activities		1,582,405

CASH FLOWS USED IN FINANCING ACTIVITIES:

Distributions to member		(1,960,124)
Increase in lease liabilities		136,016
Net cash used in financing activities		(1,824,108)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(241,703)
CASH AND CASH EQUIVALENTS, at beginning of year		526,978
CASH AND CASH EQUIVALENTS, at end of year	$	**285,275**

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Houlihan Capital, LLC (the "Company" or "HCAP"), formed as a Nevada limited liability company on August 6, 2010, is a specialized investment banking firm that provides merger and acquisition advisory services, institutional private placement and capital raises, liquidity solutions, transactional advisory, secondary market advisory and trading services. The Company is a wholly-owned subsidiary of Houlihan Capital Holdings, Inc. ("HCH"), a Nevada corporation. The Company became licensed as a broker-dealer with the Securities and Exchange Commission ("SEC") on July 6, 2011 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

The Company, pursuant to SEC Footnote 74, is a Non-Covered Firm that solely engages in Non-Covered Firm activities, and is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Method of Accounting

The financial statements are prepared using the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

Cash and Cash Equivalents

The Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for income tax purposes. Accordingly, the Company's income or loss flows through to HCH.

Revenue Recognition

The Company accounts for revenue recognition in accordance with Accounting Standards Codification Topic 606, Revenue from Contract with Customers ("ASC 606"). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers. ASC 606 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

Revenue from providing Transaction Opinion, M&A Advisory and CFS services is recognized when earned, which generally occurs as services are performed or upon completion of a success fee-based transaction. Any related expenses reimbursed are recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivables and deposits in excess of federally insured limits. The risk is managed by obtaining signed contracts for all work performed and by maintaining all deposits in high quality financial institutions.

Accounts Receivable, Net

The Company utilizes the allowance method to account for uncollectible accounts receivable balances. Under the allowance method, an estimate of uncollectible customer balances is made based on the Company's prior history and other factors such as the credit quality of the customer and economic conditions of the market. Based on these factors, at December 31, 2025, there was an allowance for credit losses of $822,796.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prior Period Adjustment:

The Company's financial statements for the year ended December 31, 2024 have been restated to account for changes in property and equipment and accrued wages. The effect of this change was to increase property and equipment, increase accrued wages, and decrease retained earnings by $4,480. The prior period adjustment does not materially change the Company's net capital.

NOTE 2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2025, the Company had net capital and net capital requirements of $78,748 and $13,767, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.62 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2025, the Company does not hold any investments.

NOTE 4. COMMITMENTS AND RELATED PARTY TRANSACTIONS

HCH pays a significant portion of general overhead and payroll expenses on behalf of the Company and is reimbursed by the Company for such expenses. During the year ended December 31, 2025, the Company reimbursed HCH for indirect overhead support costs of $116,634 and $314,469in payroll expenses. The outstanding amount due to this related party at December 31, 2025 was $27,492.

NOTE 5. RETIREMENT PLAN

The Company has a qualified 401(k) plan for eligible employees. The Company's contribution, as determined by the Board of Directors, is discretionary but may not exceed the maximum amount allowable as a deduction for income tax purposes. For the year ended December 31, 2025, the amount contributed to the plan was $45,807.

NOTE 6. CREDIT LOSSES

Effective January 1, 2020, the Company adopted the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326), which provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. The Company records accounts receivable when products or services are delivered and it is probable that payment will be received for those products or services, and the Company does not record any interest or penalties on accounts receivable that are past due under the terms of the related arrangement or invoice until those amounts are received.

Topic 326 requires companies to evaluate their financial instruments for impairment by recording an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The Company adopted the provisions of this standard using a method to estimate the allowance for doubtful accounts that considered both the aging of its accounts receivable and the projected loss rate of its receivables. The Company writes off accounts receivable, and the related allowance for doubtful accounts, when it becomes remote that payment for products or services will be received. For the year ended December 31, 2025, the Company did not write off receivables. The adoption of the standard did not have a material impact on the Company's Financial Statements.

NOTE 7. LEASE OBLIGATION

During 2025, the Company had a month-to-month operating lease until it entered into a non-cancelable operating lease with an unrelated party for office space on September 1, 2025, which is set to expire on August 31, 2028. Future minimum lease payments are as follows:

Year Ending December 31	Amount	
2026	$	53,430
2027		53,430
2028		35,620
Less: Effects of Present Value		(6,464)
TOTAL LEASE LIABILITIES	$	136,016

Weighted Average Remaining Lease = 2.67 years

Rental expense for all operating leases was $56,960 for the year ended December 31, 2025.

In accordance with ASC 842, the Company recognizes the right of use (ROU) assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. The lessee asset is equal to the minimum payments under the lease, discounted to present value, as well as a liability reflecting its lease obligation.

NOTE 8. FINANCIAL INSTRUMENTS, CONTINGENCIES AND OFF-BALANCE SHEET RISKS

In the Company's investment activities, the Company may receive securities for its services and may incur losses if the market value of the securities declines subsequent to December 31, 2025.

The Company's financial instruments, including cash and cash equivalents, accounts receivable, investments, other assets, and accounts payable, are carried at amounts which approximate fair value due to the short-term nature of those instruments.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025

NOTE 9. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 10. SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, Transaction Opinions, M&A Advisory, and CFS Fees. The company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2025 are disclosed on the Statement of Income.

SUPPLEMENTARY INFORMATION

HOULIHAN CAPITAL, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2025

CREDIT:		
Member's Equity	$	696,887
DEBITS:		
Non-allowable assets:		
Accounts receivable		406,755
Property, furniture, equipment, leasehold improvements and rights under		
Lease agreements, at cost-net of accumulated depreciation and amortization		143,407
Other assets		67,977
Total Debits		618,139
NET CAPITAL		78,748
Minimum requirements of 6-2/3% of aggregate indebtedness of		
$206,527 or $5,000, whichever is greater		13,767
Excess net capital	$	64,981
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	206,527
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.62 to 1

NOTE: Reconciliation with Company's computation of net capital included in Part IIA of FORM X-17A-5 as of December 31, 2025. There are no material differences between the above computation of net capital and the corresponding computation reported in its amended Form X-17A-5 Part IIA.

HOULIHAN CAPITAL, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,2025

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,2025

The Company does not claim exemption from Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Houlihan Capital, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Houlihan Capital, LLC stated that Houlihan Capital, LLC's business activities are limited to securities transactions via subscriptions, receives transaction based compensation for identifying potential merger and acquisition opportunities for clients and that it has not held customer funds or securities and that Houlihan Capital, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. Houlihan Capital, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended without exception. Houlihan Capital, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Houlihan Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Houlihan Capital, LLC 's auditor since 2024.

Norwell, Massachusetts

March 30, 2026

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

Exemption Report

To Whom It May Concern,

To the best knowledge and belief of Houlihan Capital, LLC (the "Company"), the Company does not claim an exemption from rule 15c3-3; but does effect securities transactions via subscriptions; does receive transaction based compensation for identifying potential merger and acquisition opportunities for clients; and thus is in reliance of footnote 74 to SEC Release 34-70073 74. Further the Company has not held customer securities or funds in the current year.

The Company attests to the above.

_____



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Houlihan Capital, LLC
Chicago, Illinois

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Houlihan Capital, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



A member of mgi worldwide

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C.

LMHS, P.C.

We have served as Houlihan Capital, LLC's auditor since 2024.

Norwell, Massachusetts

March 30, 2026




HOULIHAN CAPITAL, LLC

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
YEAR ENDED DECEMBER 31, 2025

General assessment per Form SIPC - 7, including interest	$	3,394
Less payments made with Form SIPC - 6		(1,327)
Amount Paid with Form SIPC - 7	$	2,067